JPMorgan Trust IV

270 Park Avenue

New York, New York 10017

VIA EDGAR

January 17, 2018

Alison White

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	JPMorgan Trust IV – File No. 811-23117 – Post-Effective Amendment (“PEA”) No. 41

Dear Ms. White:

This letter is in response to the comments you provided on the registration statement for JPMorgan Trust IV (PEA No. 41) (the “Trust”), filed on November 16, 2017, with respect to the registration of the JPMorgan Institutional Tax Free Money Market Fund (the “Fund”). Our responses to your comments are set forth below. Except as otherwise noted below, we will incorporate the changes referenced below into the Trust’s Registration Statement in a filing made pursuant to Rule 485(b) under the Securities Act of 1933 scheduled to become effective on or about March 1, 2018. Capitalized terms used but not defined in this letter have the meanings given to them in the Trust’s Registration Statement.

PROSPECTUS COMMENTS

General

1.	Comment: Please update the series information on EDGAR with the Fund’s ticker prior to its launch.

Response: The update will be made prior to the public offering of shares of the Fund.

The Fund’s Main Investment Strategy?

2.	Comment: Please disclose in the principal strategies section that the Fund may invest in privately placed securities. Additionally, please supplementally disclose what percentage of the Fund’s assets may be invested in privately placed securities.

Response: In response to the comment, disclosure will be added to the summary section. There is no percentage limit on the portion of the Fund’s assets that may be invested in privately placed securities. However, as a money market fund, the Fund will be limited to investing a maximum of 5% of its net assets in illiquid securities.

The Fund’s Main Investment Risks

3.	Comment: The section “Municipal Obligations Risk” states “Some obligations, including municipal lease obligations, carry additional risks.” Additionally, the strategy section makes reference to “pools of municipal obligations.” Please add risk disclosure describing the risks associated with municipal lease obligations and pools of municipal obligations.

Response: In response to the comment, based upon the Fund’s expected investment strategy, it is not anticipated that municipal lease obligations will serve as principal investments at this time. Therefore, the references to such instruments in the summary section will be removed. With regard to pools of municipal obligations, we respectfully submit that the risks that they present are covered by the disclosure contained in “Municipal Obligations Risk” and “Structured Product Risk.”

4.	Comment: Please consider whether it would be appropriate to add a risk factor specific to Puerto Rico in the principal risk section of the prospectus.

Response: Based on the Fund’s expected investments, we do not believe that the addition of a principal risk factor would be appropriate.

5.	Comment: Please consider moving the following disclosure to the portion of the statutory prospectus addressing the requirements of Item 9 of Form N-1A, as it relates to temporary defensive positions. “There may be times that, in the opinion of the adviser, municipal money market securities of sufficient quality are not available for the Fund to be able to invest in accordance with its normal investment policies. As a temporary defensive position, the adviser may invest any portion of the Fund’s assets in obligations subject to federal income tax, or may hold any portion of the Fund’s assets in cash.”

Response: In response to the comment, the last sentence of the above disclosure will be moved to the Section titled “More About the Fund.”

More About the Fund

6.	Comment: The phrase “good order” is utilized in the subsection titled “Selling Fund Shares.” While the phrase “in proper form” is explained by a parenthetical, good order is not. Please consider explaining what it means or deleting it.

Response: In response to the comment, the disclosure will be modified.

7.	Comment: Please confirm whether the following disclosure in the subsection “Through The J.P. Morgan Institutional Funds Service Center” is duplicative, and if so, consider deleting it. “The length of time that the Fund typically expects to pay redemption proceeds depends on whether payment is made by ACH or check. The Fund typically expects to make payments of redemption proceeds by check or ACH. The Fund typically expects to mail the check or pay redemption proceeds by ACH on the next business day following the business day on which the Fund receives your order before the Fund’s final daily cut-off time.”

Response: The disclosure will be deleted.

8.	Comment: In the subsection titled “Other Information Concerning the Fund,” the disclosure states that if an account “… falls below the Fund’s minimum investment requirement, the Fund reserves the right to redeem all of the remaining shares in your account and close your account.” Please supplementally confirm that this means that this is true for the share classes being offered by the Fund (e.g., a $5 million minimum for Agency shares).

Response: We supplementally confirm your understanding of the meaning of the disclosure.

9.	Comment: The subsection titled “Distributions and Taxes” makes reference to the Fund’s investments in asset backed securities. Please consider whether any additional specific asset backed securities should be referenced as a principal investment strategy.

Response: In response to the comment, we plan to add disclosure relating to variable rate demand notes. Other than such reference, we believe that the existing disclosure accurately describes the Fund’s expected principal investments.

10.	Comment: Please consider whether the subsection titled “Distribution and Taxes” should describe the applicability of the tax rules relating to wash sales as they pertain to the Fund.

Response: Although wash sales are not specifically referenced, we believe that the disclosure appropriately addresses the tax treatment of an investment in the Fund. It states:

Any gain resulting from the sale or exchange of Fund shares will be taxable as long-term or short-term gain, depending upon how long you have held your shares. There is some degree of uncertainty with respect to the tax treatment of liquidity fees received by the Fund, and such tax treatment may be the subject of future guidance issued by the IRS. If a Fund receives liquidity fees, it will consider the appropriate tax treatment of such fees to the Fund at such time.

Because the Fund is not expected to maintain a stable share price, a sale or exchange of Fund shares may result in a capital gain or loss for you. Unless you choose to adopt a simplified “NAV method” of accounting (described below), such capital gain or loss generally will be treated either as short-term if you held your Fund shares for one year or less, or long-term if you held your Fund shares longer.

If you elect to adopt the NAV method of accounting, rather than computing gain or loss on every taxable disposition of Fund shares as described above, you would determine your gain or loss based on the change in the aggregate value of your Fund shares during a computation period (such as your taxable year), reduced by your net investment (purchases minus sales) in those shares during that period. Under the NAV method, any resulting net capital gain or loss would be treated as short-term capital gain or loss.

What the Terms Mean

11.	Comment: Please consider removing the term “Qualified U.S. and foreign banks” from the Glossary if it does not appear in the prospectuses.

Response: The requested change will be made.

12.	Comment: Please consider revising the definition of the term “Municipal lease obligations” in a manner consistent with plain English principles.

Response: As per the responses above, since the references to municipal lease obligations will be removed, the defined term will be removed as well.

Statement of Additional Information

13.	Comment: The disclosure states the Fund’s fundamental investment policy regarding industry concentration …“does not apply to securities issued by other investment companies.” Please note that the Fund should look through an investment in an affiliated investment company and should consider, to the extent feasible, an investment in an unaffiliated investment company for purposes of calculating the Fund’s industry concentration levels. The staff also cites Section 48(a) under the 1940 Act, which makes unlawful anything done under the 1940 Act indirectly that would be unlawful if done directly.

Response: The Fund believes that its current policy on concentration, as disclosed in its Statement of Additional Information, complies with applicable legal requirements, including applicable SEC staff guidance. The policy sets meaningful, objective limits on the freedom of the Fund to concentrate its assets in any particular industry. The Fund is not aware of a requirement to “look through” underlying investment companies in which the Fund invests for purposes of administering its concentration policy. To the extent that the Fund determines that its investment in an underlying investment company exposes the Fund to a material risk, including significant exposure to a particular industry or group of industries, the Fund will take steps to ensure that it has appropriate risk disclosure relating to that investment. As the Fund believes that its current policy on concentration complies with applicable legal requirements, the Fund does not believe it is in violation of Section 48(a) of the 1940 Act.

We hope that the staff finds this letter responsive to the staff’s comments. Should members of the staff have any questions or comments concerning this letter, please call the undersigned at (212)-648-0472.

Sincerely,

/s/ Gregory S. Samuels
Gregory S. Samuels Assistant Secretary

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